Exhibit 99.1

NESS ZIONA, ISRAEL

FORESIGHT AUTONOMOUS HOLDINGS LTD. PRICES OFFERING OF 4,000,000 AMERICAN DEPOSITARY SHARES

NESS ZIONA, ISRAEL, March 15, 2019 (GLOBE NEWSWIRE) – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (the “Company”), an innovator in automotive vision systems, today announced the pricing of an underwritten public offering of 4,000,000 American Depositary Shares (ADSs) at a price to the public of $1.50 per ADS. The gross proceeds to the Company from this offering are expected to be approximately $6,000,000 before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for general corporate purposes. The Company has granted the underwriters a 45-day option to purchase up to 600,000 additional ADSs to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on or about March 19, 2019 subject to customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole book-running manager for the offering.

Chardan is acting as lead manager. The Benchmark Company is acting as co-manager for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-229715) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement and accompanying prospectus describing the terms of the proposed offering have been filed with the SEC and are available on the SEC’s website located at http://www.sec.gov. A final prospectus supplement and accompanying prospectus related to the proposed offering will be filed and made available on the SEC’s website. Electronic copies of the preliminary prospectus supplement and the final prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Foresight Autonomous Holdings Ltd.

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Safe Harbor Disclosure

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are any statement reflecting management’s current expectations regarding future results of operations, economic performance, financial condition and achievements of the Company including statements regarding Foresight Autonomous Holdings Ltd.’s expectation regarding the anticipated closing of, and intended use of net proceeds from, the public offering. The forward-looking statements are based on the assumption that operating performance and results will continue in line with historical results. Management believes these assumptions to be reasonable but there is no assurance that they will prove to be accurate. Forward-looking statements, specifically those concerning future performance are subject to certain risks and uncertainties, and actual results may differ materially. Foresight Autonomous Holdings Ltd. competes in a rapidly growing and transforming industry, and other factors disclosed in the Company’s filings with the Securities and Exchange Commission might affect the Company’s operations. Unless required by applicable law, FRSX undertakes no obligation to update or revise any forward-looking statements.

For investor inquiries about Foresight Autonomous Holdings Ltd. please contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com

917-607-8654